                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  Uniflex, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                                  ------------
                         (Title of Class of Securities)

                                    904711108
                             -----------------------
                                 (CUSIP Number)

                            Uniflex Acquisition Corp.
                    (subsequently merged into Uniflex, Inc.)
                           c/o RFE Investment Partners
                                 36 Grove Street
                              New Canaan, CT 06840
                     Attention: James A. Parsons, President

                                 with copies to:

Charles J. Downey III, Esq.  Thomas More Griffin, Esq.  David Allan Miller, Esq.
 Finn Dixon & Herling LLP        Battle Fowler LLP      Graubard Mollen & Miller
    One Landmark Square         75 East 55th Street         600 Third Avenue
    Stamford, CT 06901          New York, NY 10022         New York, NY 10016
      (203) 325-5000              (212) 856-7000             (212) 818-8881
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 30, 1999
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

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                                                              Page 2 of 16 Pages

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of [section][section] 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [section] 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                              Page 3 of 16 Pages

CUSIP NO. 904711108                   13D*

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Uniflex Acquisition Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7.    SOLE VOTING POWER
NUMBER OF
SHARES                            0*
BENEFICIALLY                -------------------------------------------------
OWNED BY                    8.    SHARED VOTING POWER
EACH
REPORTING                         0*
PERSON                      -------------------------------------------------
WITH                        9.    SOLE DISPOSITIVE POWER

                                  0*
                            -------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER

                                  0*
-----------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0*

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                                                              Page 4 of 16 Pages

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14        TYPE OF REPORTING PERSON
          CO

* As of the Effective Time (as defined in the Merger Agreement) of the Merger (as defined in the Merger Agreement), Uniflex Acquisition Corp. merged with and into Uniflex, Inc., with Uniflex, Inc. being the surviving corporation in the merger.

          As a result of the Merger, at the Effective Time, each share of Common Stock held by the Company's stockholders (other than Treasury Securities and Dissenting Shares (each as defined in the Merger Agreement) and other than Retained Shares (as defined in the Merger Agreement), which Retained Shares represent approximately 51% of the total outstanding shares of Surviving Corporation Common Stock (as defined in the Merger Agreement)) were converted into the right to receive $7.57 in cash. Also as a result of the Merger, the issued and outstanding shares of Acquisition were converted into approximately 49.0% of the total outstanding shares of Surviving Corporation Common Stock, and RFE VI SBIC, the sole stockholder of Acquisition, now owns approximately 49% of the issued and outstanding shares of Surviving Corporation Common Stock.

          Accordingly, cover pages are omitted for all other Reporting Persons, who hold only those shares of Surviving Corporation Common Stock issued to them, if any.

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                                                              Page 5 of 16 Pages

                  Amendment No. 1 to Statement on Schedule 13D

         This Amendment No.1 to the Statement on Schedule 13D (the "Schedule 13D"), dated March 9, 1999, relates to the beneficial ownership of the common stock, par value $0.10 per share (the "Common Stock"), of Uniflex, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below). Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

ITEMS 3, 4 and 5. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; PURPOSE OF TRANSACTION; INTEREST IN SECURITIES OF THE COMPANY

         On March 5, 1999, Acquisition entered into an Agreement and Plan of Merger and Recapitalization (the "Merger Agreement") with the Company providing for the merger (the "Merger") of Acquisition with and into the Company, with the Company being the surviving corporation in the Merger.

         On June 30, 1999, the Company issued the press release announcing the consummation of the Merger, the agreement for which was previously reported on this statement on Schedule 13D. The press release is attached hereto as Exhibit 12 and incorporated herein in its entirety by this reference. Also incorporated by reference are the Schedule 13E-3 filed in connection with the Merger, as amended to date, and the following sections of the Proxy Statement given to stockholders of the Company in connection with the Merger: "Summary--Terms of the Merger," "--Financing Arrangements," "Interests of Certain Persons in The Merger," "--Material Effects of the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Material Effects of the Merger," "Financing of the Merger," and "Directors and Executive Officers of the Surviving Corporation."

         Trading in the Common Stock has ceased on the American Stock Exchange. By operation of the rules of the American Stock Exchange and Rule 12d-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, it is anticipated that the Common Stock will become eligible for termination of registration pursuant to the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 12 Press Release (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 30, 1999).

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                                                              Page 6 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 30, 1999

                   RFE VI SBIC, L.P.

                   By:  RFE Associates VI SBIC, LLC,
                        its General Partner
                   By:  RFE Investment Partners VI, L.P.,
                        its sole member
                   By:  RFE Associates VI, LLC,
                        its General Partner



                   By:  /s/ James A. Parsons
                        --------------------------------
                        Name:  James A. Parsons
                        Title: Managing Member

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 30, 1999

                   RFE ASSOCIATES VI SBIC, LLC

                   By:  RFE Investment Partners VI, L.P.,
                        its sole member
                   By:  RFE Associates VI, LLC,
                        its General Partner



                   By:  /s/ James A. Parsons
                        -------------------------------
                        Name:  James A. Parsons
                        Title: Managing Member

                                                              Page 8 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 1999

                   RFE INVESTMENT PARTNERS VI, L.P.

                   By:  RFE Associates VI, LLC,
                        its General Partner



                   By:  /s/ James A. Parsons
                        ----------------------------
                        Name:  James A. Parsons
                        Title: Managing Member

                                                              Page 9 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 1999

                   RFE ASSOCIATES VI, LLC



                   By:  /s/ James A. Parsons
                        ---------------------------------
                        Name:  James A. Parsons
                        Title: Managing Member

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                                                             Page 10 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 30, 1999

                   CMCO, INC.



                   By:  /s/ Robert Davidoff
                        ---------------------------------
                        Name:  Robert Davidoff
                        Title: Vice President

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                                                             Page 11 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 1999

                   STERLING/CARL MARKS CAPITAL, INC.



                   By:  /s/ Harvey Granat
                        --------------------------------
                        Name:  Harvey Granat
                        Title: President

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                                                             Page 12 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 1999

                   CMNY CAPITAL, L.P.



                   By:  /s/ Robert Davidoff
                        --------------------------------
                        Name:  Robert Davidoff
                        Title: General Partner

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                                                             Page 13 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 30, 1999



                        /s/ Robert Davidoff
                        --------------------------------
                        Robert Davidoff

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                                                             Page 14 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 1999



                        /s/ Robert K. Semel
                        --------------------------------
                        Robert K. Semel


                        FRANCES M. SEMEL, as custodian
                        for Scott V. Eckstein


                        /s/ Frances M. Semel
                        --------------------------------
                        Name:  Frances M. Semel
                        Title: Custodian

                                                             Page 15 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 1999




                        /s/ Herbert Barry
                        --------------------------------
                        Herbert  Barry


                        /s/ Betty Lou Barry
                        --------------------------------
                        Betty Lou Barry

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                                                             Page 16 of 16 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 1999


                        Warner J. Heuman
                        Elaine B. Heuman
                        Erich K. Vetter
                        Elliot L. Berger
                        Lee B. Cantor
                        Melissa H. Cantor
                        Hy L. Brownstein
                        Judith R. Brownstein
                        Neil S. Sklar



                        /s/ Robert K. Semel
                        --------------------------------
                        By:    Robert K. Semel
                        Title: Attorney in Fact